T3 Motion, Inc.
2990 Airway Avenue, Building A
Costa Mesa, CA 92626
February 3, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Heather Clark

Re:	T3 Motion, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 333-150888
Dear Ms. Clark:
          On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 31, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
Annual Report on Form 10-K for the year ended December 31, 2009
Executive Officers and Directors, page 44
1.	We note your response to our prior comment three and reissue. Please revise to discuss why each director’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director of the company. Your general discussion of each director’s employment history and other attributes does not suffice. Refer to Regulation S-K Compliance & Disclosure Interpretation 116.05.
Response: We plan to revise future filings to include biographies with the following italicized language describing the particular and specific experience, qualifications, attributes or skills that led the Board to conclude such person should serve as a director. In our Registration Statement on Form S-1 that we filed on January 31, 2011, we included the following italicized language addressing this issue.

Ki Nam, Chief Executive Officer, has served as Chief Executive Officer of T3 Motion since March 16, 2006. Mr. Nam founded Paradigm Wireless Company in 1999, a supplier of quality wireless equipment to the telecom industry, and founded Aircept in 2000, a leading developer, manufacturer, and service provider in the Global Positioning System (GPS) marketplace. In 2001, Mr. Nam founded Evolutionary Electric Vehicles (EEV) to provide high performance motor-controller packages to the emerging hybrid and electric vehicle market. Prior to founding his own companies, Mr. Nam co-founded Powerwave Technologies, Inc., a publicly-held company, where he held the position of Executive Vice President, Business Development. We believe Mr. Nam is qualified to serve as a director as a result of his insight, detailed understanding of electric vehicles and our technologies, and information related to the Company’s strategy, operations, and business. As founder of T3 Motion, his vision and know-how have been instrumental in the development of our products and business. His prior experience as the Chief Executive Officer of EEV and his experience at Powerwave also have afforded him with strong leadership skills and a broad technology background.
David Snowden, has served as a director of the Company since 2007, Mr. Snowden has been the Chief of Police of Beverly Hills for the past seven years. He has over 40 years of professional experience including holding positions as Chief of Police for Beverly Hills (current), Costa Mesa (1986-2003), and Baldwin Park (1980-1986). Chief Snowden has held numerous Presidential positions including Police Chief’s Department of the League of Cities (1993), Orange County Chief’s and Sheriff’s Association (1990) and was Chairman of the Airbourne Law Enforcement. Chief Snowden was inducted to the Costa Mesa Hall of Fame in 2003 and was voted top 103 most influential persons on the Orange Coast for 12 years. We believe Mr. Snowden is suited to serve as a director of T3 Motion due to his deep experience in and understanding of the law enforcement industry, and his contacts within that industry. Mr. Snowden’s experience and background with police departments and municipalities has enabled the Board and the Company to better understand the needs and interests of some of our primary clients.
Steven Healy, has served as a director of the Company since 2007, Mr. Healy has been the Director of Public Safety at Princeton University since 2003, and was the President of the International Association of Campus Law Enforcement Administrators (IACLEA) until June 2007. He has served as a member of the IACLEA Government Relations Committee for the past 10 years and is active with issues regarding the Clery Act. Chief Healy was recently appointed by the governor of New Jersey to serve on the state’s Campus Security Task Force. Prior to his position at Princeton University, Mr. Healy was the Chief of Police at Wellesley College in Wellesley, MA. He also served as Director of Operations at the Department of Public Safety at Syracuse University. During his tenure at Wellesley College, Chief Healy was the IACLEA North Atlantic Regional Director and President of the Massachusetts Association of Campus Law Enforcement Administrators. We believe Mr. Healy is suited to serve as a director of T3 Motion due to his experience in private security markets, and in particular with campus security issues, as well as his understanding of law enforcement, in general.

Mary S. Schott, has served as a director of the Company since 2009, has over 25 years’ experience in the accounting finance functions with extensive experience in finance and accounting compliance and systems including Sox applications. Ms. Schott has been the Chief Financial Officer of San Manuel Band of Serrano Mission Indians since 2008. A CPA and MBA, Ms. Schott served as Chief Accounting Officer of First American Title Insurance Company, a division of First American Corporation for three years and held various finance and accounting functions for the previous 17 years at First American. Ms. Schott was the President and Treasurer of the First American Credit Union for eight years. We believe Ms. Schott is qualified to serve as a director due to her experience as a Chief Financial Officer of a public company and as a CPA and MBA, as well as her ability to understand any technical financial issues that may be raised by our independent registered public accounting firm from time to time. Ms. Schott has extensive knowledge and background relating to accounting and financial reporting rules and regulations, as well as internal controls and business processes.
Rob Thomson, has served as a director of the Company since 2010, Mr. Thomson has been a Director at Vision Capital Advisors, LLC since 2007, a New York based private equity manager, where he oversees the firm’s growth equity investments in consumer retail, industrials, and homeland defense and security companies. Vision Capital Advisors LLC is the manager of two funds that hold debt and equity securities of the Registrant — Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Funds LP. At Vision, Mr. Thomson manages investment opportunities for the funds and works closely with its portfolio companies in executing their growth plans. He currently sits on the Board of Directors for Juma Technology Corp., a converged network integrator and software developer based in New York that trades on the OTC Bulletin Board and Microblend Technologies, Inc., a private company that is a developer of automatic paint creation systems for retailers. From 2005 to 2007, Mr. Thomson was the Managing Director of The Arkin Group, LLC in charge of operations, financial management and growth strategies for this international business intelligence firm. Mr. Thomson has an MBA from the Harvard Business School and a B.A. degree from Haverford College. He has studied Chinese language and history at Nankai University in China and Tunghai University in Taiwan. Mr. Thomson is also a term member at the Council on Foreign Relations. We believe Mr. Thomson is qualified to serve on our board as a result of his broad experience advising other emerging growth companies and experience with other companies in our target markets. Mr. Thomson also has a deep understanding of capital markets, mergers and acquisitions, business restructuring, business development, as well as fundraising and investment strategies.
Executive Compensation Program, page 48
2.	We note your response to our prior comment four. Please advise as to the analysis you undertook to determine that you do not benchmark compensation. Please also tell us how you concluded that you do not use “competitive industry salaries” in determining base compensation such that removing this reference in future filings would be appropriate.

Response: We do not “benchmark” our compensation relative to other specific companies nor do we ascertain the executive compensation of specific competitors and then determine our compensation relative to theirs. Along those lines, we did not use “competitive industry salaries” of specific companies. Instead, our Board reviewed information gathered from websites such as payscale.com or salary.com which delivered recommended executive salary information based on inputting data such as our geographic location, annual revenue, industry and number of employees. This data was assessed by the Board along with other factors, such as the officers’ past contribution, their resume and experience and their length of service in ultimately determining executive compensation.
Form 10-Q for the quarter ended September 30, 2010
Condensed Consolidated Statements of Cash Flows (Unaudited), page 5
Supplemental Disclosure of Cash Flow Information, page 6
3.	We note your response to our prior comment number eight. Please clarify in the notes to the consolidated financial statements in future filings how the award to PPI of $493,468 has been accounted for within your financial statements. Your revised disclosure should be similar in detail as provided in your response to us.
Response: We will clarify in the notes to the consolidated financial statements in future filings that the line item “Deposits for equipment” in our Supplemental Disclosure of Cash Flow Information relates to the settlement of litigation in the matter of Preproduction Plastics, Inc. (“PPI”) v. T3 Motion., Inc. Ki Nam and Jason Kim as described on page 19 of the September 30, 2010 Form 10-Q. As described, the total award to PPI was $493,468 with $470,599 relating to remaining deposits due to PPI for the manufacturing of tooling equipment for the Company and $22,869 for legal fees.
We will clarify that the Company did not pay cash for the $470,599 deposit, but rather executed a promissory note with PPI. The Company has recorded such obligation on the consolidated balance sheet with a corresponding increase in deposits for equipment of $470,599 and a charge to legal expense of $22,869. The Company continues to make scheduled payments to PPI in accordance with the settlement agreement so the Company may receive the tooling equipment which is needed to manufacture its product.
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          We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at 714-619-3600 or our outside counsel, Ryan Hong at (424) 239-1905.

Very truly yours, T3 Motion, Inc.
/s/ Kelly J. Anderson
Kelly J. Anderson
Chief Financial Officer